Via Facsimile and U.S. Mail
Mail Stop 6010

May 1, 2006

Mr. Robert M. Thornton, Jr.
Chief Executive Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlonta, GA 30339

Re: SunLink Health Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 16, 2005
File No. 001-12607

Dear Mr. Thornton:

We have reviewed your April 13, 2006 response letter to our March 28, 2006 verbal comments and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and..., page 27

Critical Accounting Policies and Estimates, page 35

Allowance for Doubtful Accounts, page 36

1. We do not believe that the percentage presentation of AR aging is more meaningful than the actual dollar basis as was provided in your response letter dated March 17, 2006. Your proposed aging on a percentage basis does not provide investors with aging information by payor classifications as requested in our original comment. Please confirm that you will provide in your future filings the AR aging information as it was provided in your response letter dated March 17, 2006.

Earnings before Income Taxes, Interest, Depreciation and Amortization, page 41

2. As discussed during our telephone conversation on March 28, 2006, net income is a performance measure. Therefore, your non-GAAP liquidity measure should not be reconciled to operating profit, but to a closest GAAP liquidity measure, such as cash flows from operations. Please provide a reconciliation of your adjusted EBITDA to the closest GAAP liquidity measure and confirm that you will provide such reconciliations in your future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant